June 6, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Ms. Jennifer Thompson

    Accounting Branch Chief

Re:	Fair Isaac Corporation

    Form 10-K for Fiscal Year Ended September 30, 2011

    Filed November 18, 2011

    File No. 1-11689

Ladies and Gentlemen:

On behalf of Fair Isaac Corporation (“FICO” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Ms. Thompson’s letter dated May 23, 2012.

If appropriate, it is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K. For convenience, the Staff’s numbered comments are set forth below, followed by Fair Isaac’s responses.

Fair Isaac hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Fair Isaac may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

To assist the staff in reviewing this letter, we will separately deliver to Ms. Thompson by overnight mail, a copy of this letter.

Form 10-K For Fiscal Year Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 34

Operating Income, page 42

1.	Please provide in future filings a more informative analysis and discussion of segment operating income. In doing so, please consider providing an analysis of segment operating income as a percentage of segment revenue, quantifying and discussing the reasons for changes in specific segment operating expenses, and disclosing the nature of the unallocated corporate expenses disclosed in your segment results table on page 42. For example, although the Applications segment contributed $13.3 million of the total $19.8 million increase in segment operating income from fiscal 2010 to 2011, the only explanation provided under this heading is that the change “was attributable to an increase in revenue, partially offset by an increase in operating expenses.” Although we realize that segment revenues are discussed elsewhere in your MD&A, we believe you should enhance your disclosures regarding the additional components of operating income since your CODM evaluates segment financial performance based on segment operating income and since it appears such information would be useful in satisfying the three principal objectives of MD&A as noted in SEC Release No. 33-8350:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•

to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Company Response

We will provide in future filings an analysis and discussion of segment operating income that is more transparent and informative to investors in understanding the results of our segments, including segment operating income as a percentage of segment revenue. An example of our suggested future disclosure using the example cited above for the fiscal 2011 filing is as follows:

The $13.3 million increase in our Applications segment operating income was attributable to a $15.8 million increase in segment revenue partially offset by a $2.5 million increase in segment operating expenses. The increase in segment revenue was due to an $18.2 million increase in our fraud solutions and a $6.0 million increase in originations solutions, partially offset by a $4.8 million decrease in our customer management solutions and a $3.6 million decrease in our other application solutions. The increase in segment operating expenses was mainly attributable to increased labor cost as a result of increased consulting services activities, partially offset by a decline in allocated costs resulting from overhead reductions and exiting certain facilities.

Cash Flows from Operating Activities, page 43

2.	Please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. Please refer to SEC Release No. 33-8350

Company Response

We considered and reviewed any material items that would provide an informative analysis and discussion of the variability in cash flows from operating activities. We noted no material changes other than the change in income from continuing operations and the timing of receipts and payments in the ordinary course of business. Our business has been consistent the past several years and we have not changed any of our core operating or customer policies. We will continue to assess the changes in cash flows for material items and disclose the underlying reasons for such material changes. In future filings, the Company will highlight material changes in its cash balance from operating activities and describe the primary drivers of and material factors necessary to provide an understanding of changes in the Company’s cash balance. An example of our suggested future disclosure is as follows:

Our primary method for funding operations and growth has been through cash flows generated from operating activities. Net cash provided by operating activities totaled $136.2 million in fiscal 2011 compared to $105.8 million in fiscal 2010. The $30.4 million increase was mainly attributable to higher income for fiscal 2011, as well as a $37.7 million increase caused by the timing of receipts and payments in our ordinary course of business, including primarily a $20.1 million increase from timing of cash receipts on accounts receivable and a $26.6 million increase from timing of income tax payments from other liabilities.

Financial Statements, page 54

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 60

Revenue Recognition, page 63

3.	You disclose that you use the residual method to recognize revenue when a software arrangement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exist. Please also confirm, if true, that you use the residual method only when VSOE of fair value does not exist for one or more of the delivered elements in your arrangements and that such arrangements meet the conditions for using the residual method described in ASC paragraphs 985-605-25-10e and 11.

Company Response

We confirm that the residual method is used only when VSOE of fair value does not exist for one or more of the delivered items but exists for all undelivered elements and that such arrangements meet both conditions for using the residual method described in ASC paragraphs 985-605-25-10e and 11 – 1) all other applicable revenue recognition criteria in this Subtopic are met and 2) the fair value of all of the undelivered elements is less than the arrangement fee. The Company will revise its disclosure in future filings as follows:

We use the residual method to recognize revenue when a software arrangement includes one or more elements to be delivered at a future date ~~and vendor-specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists~~ provided the following criteria are met: (i) vendor-specific objective evidence (“VSOE”) of the fair value does not exist for one or more of the delivered items but exists for all undelivered elements, (ii) all other applicable revenue recognition criteria are met and (iii) the fair value of all of the undelivered elements is less than the arrangement fee. VSOE of fair value is based on the normal pricing practices for those products and services when sold separately by us and customer renewal rates for post-contract customer support services. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and change to a product’s estimated life cycle could materially impact the amount of earned and unearned revenue.

4.	You disclose on page 64 that you provide consulting, training, model development and software integration services and apply the percentage-of-completion method of contract accounting for recording revenue on your fixed-price contracts. Please tell us how you determined these contracts are within the scope of ASC 605-35-15.

Company Response

For consulting services that qualify for separate accounting, revenue is recognized “as the services are performed” in accordance with ASC 985-605-25-79, using a proportionate performance model with hours as the input method of attribution, which we had described as applying the percentage-of-completion method. Our consulting services typically are not essential to the functionality of our software products, nor do they involve significant production, modification, or customization of our software products; therefore do not fall within the scope of ASC 605-35. In future filings, we will reference the proportionate performance model as our method of revenue recognition for such services as follows:

We provide consulting, training, model development and software integration services under both hourly-based time and materials and fixed-priced contracts. When consulting services qualify for separate accounting, revenues from these services are generally recognized as the services are performed. For fixed-price service contracts, ~~we apply the percentage-of-completion method of contract accounting to determine progress towards completion, which requires the use of estimates. In such instances, management is required to estimate the input measures, generally based on hours incurred to date compared to total estimated hours of the project, with consideration also given to output measures, such as contract milestones, when applicable.~~ we use a proportionate performance model with hours as the input method of attribution to determine progress towards completion, with consideration also given to output measures, such as contract milestones, when applicable. In such instances, management is required to estimate the total estimated hours of the project. Adjustments to estimates are made in the period in which the facts requiring such revisions become known and, accordingly, recognized revenues and profits are subject to revisions as the contract progresses to completion. Estimated losses, if any, are recorded in the period in which current estimates of total contract revenue and contract costs indicate a loss. If substantive uncertainty related to customer acceptance of services exists, we ~~apply the completed contract method of accounting and~~ defer the associated revenue until the contract is completed. If we are unable to accurately estimate the input measures ~~used for percentage-of-completion accounting~~, revenue would be deferred until the contract is complete, and this could have a material impact on our consolidated results of operations.

Note 14. Income Taxes, page 78

5.	We note that you identify “Foreign taxes” as a material item in your effective income tax reconciliation table on page 80. Please tell us the nature of the items that make up this reconciling item. If this line item represents more than just differences in tax rates between domestic and foreign jurisdictions, please ensure that you separately disclose any items meeting the materiality thresholds in Rule 4-08(h) of Regulation S-X. To the extent that the difference is attributable to significant rate differentials, please disclose the countries that give rise to such a difference and tell us and disclose in MD&A the reasons for any disproportionate relationships among pretax foreign and domestic earnings and foreign and domestic tax rates. It appears, for example, that your foreign effective tax rate was approximately 48% in fiscal 2009 but only approximately 5% in fiscal 2011.

Company Response

In 2011, the nature of the items that make up “Foreign taxes” in the rate reconciliations consist of tax rate differentials, local country permanent items, recognition of a deferred tax asset associated with the end of a local country tax holiday, and discrete items related to prior years true ups. In 2009, the nature of the items that make up “Foreign taxes” in the rate reconciliations consist of tax rate differentials and local country permanent items. We considered and reviewed each item separately and applied the materiality thresholds of Rule 4-08(h) of Regulation S-X. In the years reported, we note no individual item that meets the materiality threshold of 5% of the income tax expense at the statutory federal income tax rate. To the extent that the foreign rate difference is significant we will disclose in future filings the countries that give rise to such difference as represented.

As noted, the foreign effective tax rate was approximately 48% in fiscal 2009 but only approximately 5% in fiscal 2011. The 48% and 5% is the proportion of foreign tax to total tax in 2011 and 2009 rather than the foreign effective rate. The 2009 rate was unusually high due to unfavorable prior year true-ups related to foreign intangibles and United Kingdom deferred balances as well as, ASC 740-10 adjustments and the adjustment of all United Kingdom deferred balances from 30% tax rate to an anticipated realization rate of 28% due to a change in the legislation in the United Kingdom. The 2011 rate was unusually low due to recording a deferred tax asset associated with the end of India tax holiday and favorable adjustments to deferreds in the United Kingdom.

6.	We note your disclosure in the first paragraph on page 81 that you reinvest international earnings in your international operations and currently do not have a plan to repatriate those earnings and that no provision has been made for the taxes related to any future repatriation of these earnings. Please provide in your response and revise your disclosures in future filings to provide all of the disclosures required by ASC 740-30-50-2 with respect to these earnings. Please also revise your MD&A, as necessary, to discuss any implications of your plans to permanently reinvest international earnings on your liquidity. For example, to the extent that you have material amounts of cash and cash equivalents in foreign locations with lower tax rates and repatriation of that cash would result in a significant tax liability, you should revise your disclosures accordingly.

Company Response

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. It is our intention to reinvest these earnings permanently or to repatriate the earnings only when it is tax efficient to do so. We note the Staff’s comment and in response thereto, respectfully advise the Staff that it is not practicable to determine the amount of unrecognized deferred tax liability related to the undistributed earnings as there is uncertainty regarding the amount of deferred tax liabilities for a substantial portion of these undistributed earnings. The amount of the unrecognized deferred tax liability depends on judgment required to analyze the withholding tax due, the applicable tax law and related tax treaties, and factual circumstances in effect at the time of any such distribution, Therefore, we believe it is not practicable at this time to reliably determine the amount of the unrecognized deferred tax liability related to the Company’s undistributed earnings. If circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the next twelve months and income taxes have not been recognized by the parent entity, the parent entity shall accrue as an expense of the current period income taxes attributable to that remittance.

We expect existing domestic cash and cash equivalents (as of September 30, 2011, approximately $153 million) and anticipated domestic earnings will be sufficient to fund our domestic operating activities and cash commitments for investing and financing activities for the next twelve months.

In future filings, we will include disclosures required under ASC 740-30-50-2 and will also revise our MD&A, as necessary, to discuss any implications of our plans to permanently reinvest international earnings on our liquidity.

Note 20. Contingencies, page 88

7.	We note your disclosure that “We believe that none of these aforementioned claims or actions will result in a material adverse impact to our consolidated results of operations, liquidity or financial condition. However, the amount or range of any potential liabilities associated with these claims and actions, if any, cannot be determined with certainty.” Please address the following items:

•

It is unclear from your disclosure whether you believe your potential liabilities arising from such claims and actions are immaterial in the aggregate or only on an individual basis. Please tell us and revise your disclosure in future filings to make this clear.

•

The disclosures required by ASC 450-20-50-4 do not require you to determine the estimated amount or range of potential additional loss with certainty. An estimate is, by definition, imprecise. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. If, in the aggregate, the estimate of the additional loss or range of loss for all of your potential liabilities is immaterial, you may provide such disclosure in lieu of providing quantified amounts.

Company Response

We believe potential liabilities arising from any claims and actions are immaterial in aggregate and on an individual basis. We will revise our disclosure in future filings to make this clear as appropriate.

We determine the accounting and disclosures for commitments and contingencies with respect to legal proceedings in accordance with the applicable accounting guidance, including ASC 450-20-50-4. With respect to our litigation proceedings, we provide disclosure in our filings regarding the most recent developments in order to provide investors with information concerning the potential risks relating to these matters. All active legal proceedings are reviewed at least quarterly by our legal and accounting personnel. Every quarter, the Company undertakes an assessment of all legal proceedings to determine if loss contingencies are: (i) probable and estimable; (ii) reasonably possible; or (iii) remote.

To the extent losses associated with each case are determined to be probable and estimable, a reserve is recorded in the financial statements. If the loss is determined to be reasonably possible, a further assessment is completed to determine whether or not an estimate of the potential loss can be made. We have not included a range of reasonably possible losses in our recent filings because for all current legal matters, we do not believe such exposure to be material in aggregate. In future filings, we will include disclosures to address this determination. We propose to include the following additional disclosure in future filings, as appropriate:

We record litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable), we have determined we do not have material exposure on an aggregate basis.

In our future filings, for proceedings where there may be a reasonable possibility of loss, and where we are able to estimate a range of losses that may be material to the Company, we will disclose the range.

Sincerely,

/s/ Michael J Pung
Michael J Pung
Executive Vice President and
Chief Financial Officer